EXHIBIT 4.13

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
Cisco Systems, Inc. (“Cisco,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary is not complete and is qualified by reference to our Certificate of Incorporation and Bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of twenty (20) billion shares of common stock, $0.001 par value, and five (5) million shares of preferred stock, $0.001 par value. The outstanding shares of our common stock are duly authorized, validly issued, fully paid, and nonassessable.
Listing
Our common stock is listed and principally traded on The Nasdaq Stock Market LLC under the symbol “CSCO.”
Voting Rights
Each holder of shares of our common stock is entitled to one (1) vote for each share held of record by such holder on the applicable record date on all matters submitted to a vote of stockholders. Pursuant to our Certificate of Incorporation, stockholders do not have the right to vote cumulatively.
Dividend Rights
Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor.
Rights upon Liquidation
Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of Cisco, in all remaining assets legally available for distribution to stockholders.
Other Rights and Preferences
Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights. Special meetings of stockholders may be called by stockholders holding shares representing not less than 10% of the voting power of Cisco on the record date of the related special meeting. Holders of our common stock may also act by unanimous written consent.
Transfer Agent and Registrar
Computershare Investor Services is the transfer agent and registrar for our common stock.
Certain Anti-Takeover Effects
Certain provisions of our Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect.
Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.
Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation, could be issued, at such times, under such circumstances and with such terms and conditions as to impede a change in control.
Exclusive Forum. Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of us to us or our stockholders, (c) any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws, or (e) any action asserting a claim against us that is governed by the internal affairs doctrine. Our Bylaws further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Nothing in the exclusive forum provisions of our Bylaws affects suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.
Business Combinations with Interested Stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. We have opted out and are not subject to the provisions of Section 203 of the DGCL.